UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 21, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation and speech given by Sergio Ermotti at Morgan Stanley European Financials Conference on March 20, 2019, which appear immediately following this page.

Morgan Stanley European

Financials Conference

20 March 2019

Speech by  Sergio  P.  Ermotti

Numbers for slides refer to the 2019 Morgan Stanley European Financials Conference presentation. Materials and a webcast replay are available at www.ubs.com/investors

Sergio P.  Ermotti

Slide 1 – Cautionary statement regarding forward-looking statements

Thank you Magdalena.

Before I start, I would like to draw your attention to our cautionary statement. You can also find this presentation and my remarks on our investor relations webpage.

Slide 2 – Uniquely positioned with leading franchise

As you know, our franchise is well diversified, and we have a strong presence in the biggest and the fastest growing markets. With over half of earnings generated by asset gathering businesses, we are well positioned to take advantage of the secular trends of economic growth and wealth creation.

While the current geopolitical and macroeconomic picture is quite adverse, such events are nothing new. In recent years they have been a constant factor and we demonstrated the resilience of our model and ability to generate excess capital even in the most challenging of times.

Slide 3 – Strong FY18 results

We have delivered 19 billion dollars in net profits over the last five years, and 2018 was particularly strong.

Amid changing market conditions, we delivered positive operating leverage and increased net profit by 16% to 4.5 billion. This translates into 13.1% return on CET1 capital, clearly above most European banks and in line with our American peers.

Slide 4 – FY18 capital generation of 4bn

Capital generation and efficiency are at the heart of our business model, and last year was no different in this regard. We accrued for a higher dividend, exceeded our share buyback target and further increased our CET1 capital base.

Many of you have asked how recent developments may affect capital returns. We are quite transparent on our provisions, as well as on why and how we have to determine them. In particular in respect to the French matter, which I am sure will come up in the Q&A.

Now, regarding our capital policy, nothing has fundamentally changed. Our intentions on cash dividends are clear, and the only open question relates to the size and pace of future share buybacks.

We will assess parameters regularly and, as I already said in February, we will provide you with an update with our first quarter results in April.

Slide 5 – Balancing revenue, cost and capital efficiency

As you all know, this slide is critical to understand our approach to balancing revenue growth, cost management and capital consumption.

Our goal is always to optimize costs in a sustainable way, but bringing down the cost / income ratio without regard for capital efficiency and returns is not a winning strategy.

Slide 6 – Market beta factor development

Even before this quarter started we knew comparatives would be tough, given the drop in the recurring fee asset base from last quarter and the exceptionally strong start we had in Q1 on the back for euphoric outlook for 2018

We also saw a risk that market conditions would remain tough going into the first quarter, which turned out to be true.

Volatility and volumes are muted and it is clear investors have not yet regained confidence, which took a serious hit in the fourth quarter. Persistent uncertainty, political risks reinforce a "wait and see" approach among our clients.

While this backdrop has had an impact on our revenues, it will be partly offset by lower costs and a limited drag from Corporate Center.

Also, even with the additional provisions we just took and other potential changes, we expect our capital ratios at the end of Q1 to be in line with our guidance.

Slide 7 – Market beta factor development

Looking across our businesses, behavior of our wealth management and institutional clients is highly Looking across our businesses, behavior of our wealth management and institutional clients is highly correlated this time around.

GWM transaction-based income remains under pressure. This is especially visible in Asia, where our most recent client survey shows a rather somber view on this year's outlook amid political tensions, trade tariff disputes, and concerns about slowing growth in the region.

Our US clients remain on the sidelines as well, generally content with their planned asset allocations and financial plans.

At the moment we see GWM revenues down about 9% from a year ago, with the gap narrowing over the course of the quarter. Transaction-based income could be down by roughly 25%, mainly driven by APAC.

We should be able to partly offset this through a reduction in costs of close to 5%.

For Q1 we also expect GWM net new money to be positive and within our target range.

For the IB, over the last six years we have shown that our strategy works and our franchise is resilient. We have scale where it matters and our IB model is fundamentally attractive. It is the right one for UBS and our clients.

But conditions this quarter have been among the toughest in years, especially outside of the US, and we face demanding comparatives.

Volatility and volumes are muted with limited activity from institutional and global wealth management clients. Fee pools have declined across the board with very little M&A and IPO activity outside of the US and low ECM activity levels.

We've seen some improvement lately but it remains patchy, and not enough to offset the challenging start to the year.

At the moment we see IB revenues down about a third compared with the very strong 1Q18. We expect to deliver positive adjusted returns on attributed equity at around mid-single digits for the first quarter. Remember the IB now carries nearly 30% more capital than just a few months ago.

While clearly not in line with our long-term aspirations, I find it to be an acceptable outcome if it is a one-off in one of the worst first quarter environments in recent history.

Meanwhile, our P&C and Asset Management businesses continue to deliver combined profits of about half a billion per quarter, consistent with our expectations.

Slide 8 – Incremental measures to lower cost and improve capital efficiency in 2019

I'm very pleased with our progress on our strategic initiatives aimed at cost reductions and optimizing financial resources.

Tougher conditions make people and organizations more focused and determined. In this environment we are redoubling our efforts and executing on both strategic and tactical measures.

Our short-term cost initiatives will support profitability without mortgaging UBS's future. We have slowed hiring and some IT projects, but we will not halt our investments into growth-oriented initiatives to improve short-term P&L.

Overall, we expect our tactical cost actions to generate at least 300 million in cost saves incremental to our strategic actions, with most benefits coming through in the second half of the year.

On the capital front, we are exploring ways to accelerate LRD optimization.

Thanks to our technology investments, we identified new opportunities to optimize liquidity management. For example, better balance between assets and liabilities at the legal entity level would also help us free up some trapped LRD.

These initiatives will reduce LRD consumption by around 20 billion.

We are starting to execute on these actions and expect benefits to materialize in the second half of the year. This is incremental to any reduction in balance sheet usage we may see due to lower client activity.

Of course, we will at all times maintain ample capacity to grow our Global Wealth Management franchise, especially its lending book, in a capital-efficient manner.

Slide 9 – Executing on our alpha plans

Last, but not least, we are executing on the longer term alpha plans we laid out at our Investor Update to deliver on our 2021 ambitions across our businesses. In addition, we continue to optimize our headcount and global footprint in Corporate Center.

Slide 10 – Key messages

So, to summarize. In 2018 we delivered strong results, confirming UBS has the right business model.

The first quarter has been very challenging so far, but we remain uniquely positioned to take advantage of secular trends of economic growth and wealth creation.

We are taking actions which will partly offset the impact of the difficult market environment so far this year, supporting capital generation. At this point I still believe we can achieve returns at least in line with last year's.

With that, I'd like to hand back over to Magdalena to start with Q&A. Thank you.

Cautionary statement regarding forward-looking statements: This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2018. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Non-GAAP Financial Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports adjusted results that exclude items that management believes are not representative of the underlying performance of its businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations and may be Alternative Performance Measures as defined under the guidelines published the European Securities Market Authority (ESMA). Please refer to pages 11-13 of UBS's Quarterly Report for the fourth quarter of 2018 and to its most recent Annual Report for a reconciliation of adjusted performance measures to reported results under IFRS and for a definitions of adjusted performance measures and other alternative performance measures.

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Kelsang Tsün____________

Name:  Kelsang Tsün

Title:    Executive Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ Kelsang Tsün______________

Name:  Kelsang Tsün

Title:     Executive Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date: March 21, 2019